LETTER OF INTENT

SUBJECT: The3rdBevco Inc. (3BVC) and Mr. Rorrey Fenty (RF)

DATE: August 5, 2022

RE: Advisor/Consultant Agreement between 3BVC and RF

The is to serve as a non-binding letter of intent to lay out the terms of a more formal and binding agreement between The3rdBevco Inc. and Mr. Rorrey Fenty for the drafting of an advisor/consulting agreement between the two parties subject to the following conditions:

- 3BVC is to offer RF an advisor/consultant agreement under which RF will guide the company to close celebrity branded beverage deals. RF shall assist with the following minimum items:
  - Facilitate introductions to identified celebrities and/or key decision makers that have the legal authority and power to enter into binding agreements.
  - Provide recommendations on how best to present brand offerings to identified celebrities.
- 3BVC is to compensate RF a total of $1,500,000.00 payable as follows:
  - $125,000.00 as an upfront payment upon the signing of the formal advisor/consulting agreement.
  - $125,000.00 upon the confirmation of a formal meeting between the final decision-making party/s for Ms. Rihanna Fenty.
  - $1,250,000.00 upon the signing of a formal agreement between 3BVC and Ms. Rihanna Fenty.
  - 3BVC to also compensate RF with 2% of the net profit (as defined by US GAAP) of all cases sold for any brand/s produced via an agreement between 3BVC and Ms. Rihanna Fenty. This 2% can be paid directly to RF or to a company of his choosing.
  - 2% to be paid to RF in the event of the sale of any brand/s produced coming out of this agreement.
- Terms to be laid out and agreed upon as it relates to any other artist/athlete deals that are made as a result of this introduction and formal meeting.
- It is expressly understood and confirmed by 3BVC and RF that any/all agreements between the parties will be subject to public release and mandatory filing on www.SEC.gov and found on the filings page for The3rdBevco Inc.

Approved By:

The3rdBevco Inc.

Peter Scalise

Peter Scalise-CEO

Approved By:

Rorrey Fenty

R Fenty

Rorrey Fenty